July 16, 2020

BY EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Abby Adams and Gary Newberry

Re:	Inozyme Pharma, Inc.

Registration Statement on Form S-1

Filed July 2, 2020

File No. 333-239648

Ladies and Gentlemen:

On behalf of Inozyme Pharma, Inc. (the “Company”), set forth below is supplemental information regarding the Company’s determination of the fair value of the common stock underlying its equity issuances and the reasons for any differences between the recent valuations of the Company’s common stock leading up to the Company’s initial public offering (“IPO”) and the estimated offering price in order to assist the staff (the “Staff”) of the Securities and Exchange Commission in its review of the Company’s accounting for equity issuances.

The supplemental information set forth below is based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. In this letter, unless otherwise indicated or the context otherwise requires, references to “we,” “us,” “our” and similar references refer to the Company.

On behalf of the Company, we are supplementally providing the following:

1.

A bona fide estimate of the range of the offering price for the shares of the Company’s common stock offered by the Company’s above-referenced Registration Statement on Form S-1 (the “Registration Statement”) (before giving effect to a contemplated reverse stock split of the Company’s common stock in connection with the IPO), and a discussion of the factors that the Company believes led to the change in the value of its common stock between the recent valuations of its common stock and the estimated price range for the IPO, attached hereto as Exhibit A.

2.

For the Staff’s convenience, the Company’s contemporaneous common stock valuation methodologies, as prepared in accordance with the guidelines in the American Institute of Certified Public Accountants’ Technical Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”), which prescribes several valuation approaches for determining the value of an enterprise, such as the cost, market and income approaches, and various methodologies for allocating the value of an enterprise to its capital structure and specifically the common stock, attached hereto as Exhibit B.

3.

For the Staff’s convenience, a table summarizing stock options to purchase shares of common stock granted by the Company between January 1, 2017 and the date hereof, which the Company has included in the Registration Statement, attached hereto as Exhibit C.

As described in the Registration Statement, for periods prior to the IPO, the Company’s board of directors (the “Board”) has historically determined the fair value of the Company’s common stock on each date of each option grant, with input from management, considering the Company’s most recent contemporaneous third-party valuation and the Board’s assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent valuation through the date of the grant. The additional factors considered when determining any changes in fair value of the Company’s common stock between the most recent contemporaneous valuation and the grant dates included the status of the Company’s stage of research and development, its operating and financial performance and current business conditions.

If you have any questions or comments regarding the foregoing, or if there is any additional information that we might provide to assist the Staff’s review, please contact the undersigned at (212) 937-7206. Thank you for your assistance.

Very truly yours,

/s/ Brian A. Johnson
Brian A. Johnson

cc:	Axel Bolte, Inozyme Pharma, Inc.

EXHIBIT A

Determining the Fair Value of Common Stock Prior to the Initial Public Offering

The Company supplementally advises the Staff that the Company currently anticipates an estimated price range of approximately $1.87 to $2.14 per share (the “Preliminary Price Range”) for the IPO of the Company’s common stock, resulting in a midpoint of the Preliminary Price Range of approximately $2.01 per share (the “Preliminary Midpoint Price”). Please note that while the Company expects to effect a reverse stock split prior to the IPO, the Preliminary Price Range and the Preliminary Midpoint Price do not reflect the impact of the anticipated reverse stock split. This estimated bona fide Preliminary Price Range was not derived using a formal determination of fair value and has been estimated based on a number of quantitative and non-quantitative factors, including feedback received from the Company’s “testing the waters meetings” with investors and additional input received from BofA Securities, Inc., Cowen and Company, LLC and Piper Sandler & Co. (the “Lead Underwriters”), including during recent discussions among senior management of the Company, members of the Board and representatives of the Lead Underwriters; the valuation multiples of publicly traded companies that the Lead Underwriters believe to be comparable to the Company; the Company’s financial information; the history of, and the prospects for, the Company and the industry in which it competes; an assessment of the Company’s management, its past and present operations, and the prospects for, and timing of, its future revenues; the present state of the Company’s development; the general conditions of the securities markets; and the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to the Company. The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been definitively determined and remains subject to adjustment based on factors outside of the Company’s control, as well as discussions between the Company and the Lead Underwriters. However, the Company believes that the foregoing estimated bona fide Preliminary Price Range will not be subject to significant change.

June - December 2019 option grants

From June to December 2019, the Company granted options to purchase an aggregate of 7,480,050 shares of common stock at an exercise price of $0.27 per share. The Board determined that the fair value per share of common stock at the time of the grants was $0.27 per share based on a number of factors, including an independent third-party valuation that set the fair value of the common stock at $0.27 as of May 31, 2019. In connection with the stock option grants made from June 2019 through December 2019, the Board concluded that there were no internal or external developments since the time of the prior valuation on May 31, 2019 that warranted a change in the fair value of the Company’s common stock.

The determination of the fair value of the Company’s common stock of $0.27 as of May 31, 2019 was prepared using the backsolve method to calculate the total equity value and the option-pricing method, or OPM, to allocate the total equity value. The backsolve method derives the implied equity value for one type of equity security, in this case common stock, from a contemporaneous transaction involving another type of security, in this case the Company’s issuance of Series A-2 Convertible Preferred Stock on March 22, 2019 at an issue price of $1.43 per share. In this calculation, the Company modeled two scenarios: an up scenario in which an investigational new drug application (“IND”) milestone was achieved (60%) and a down scenario in which an IND milestone was not achieved (40%). For the OPM, the Company based its assumed volatility factor of approximately 67% on the historical trading volatility of the Company’s publicly traded peer companies. At each valuation date, the Company determined the appropriate volatility to be used, considering such factors as its expected time to a liquidity event and its stage of development.

To derive the fair value of its common stock using the OPM, the Company calculated the proceeds to the common stockholders based on the preferences and priorities of the convertible preferred stock and the common stock. The Company then applied a discount for lack of marketability of 35% to the common stock to account for the lack of access to an available public market.

April – May 2020 Option Grants

In April and May 2020, the Company granted options to purchase an aggregate of 4,545,061 shares of common stock at an exercise price of $0.37 per share. The Board determined that the fair value per share of common stock at the time of the grants was $0.37 per share based on a number of factors, including an independent third-party valuation that set the fair value of the common stock at $0.37 as of March 31, 2020. A pre-IND meeting that the Company held with the FDA in mid-March 2020 and an IPO organizational meeting held on March 31, 2020 preceded, and were considered as part of, the March 31, 2020 valuation.

There were several risk factors that were considered in the context of the option grants in April and May 2020, including the emerging COVID-19 pandemic, broad U.S. and worldwide market volatility, uncertainty around investor interest in public offerings, concerns regarding unemployment rates and unsettled debt financing markets. These factors were reflected in the March 31, 2020 valuation through the modest probability of successfully completing an IPO assigned to the IPO scenario. The Company determined that it continued to be appropriate to utilize the third-party common stock valuation as of March 31, 2020 in determining the fair value of the options granted in April and May 2020, as the probability of an IPO did not meaningfully increase during this period as a result of the impact of the COVID-19 pandemic on market conditions and the continued general high degree of uncertainty with respect to the Company’s financing plans, which were still under discussion with senior management and the Board. Outside of the market risks, business operational plans were largely unchanged and remained on track during this period. In addition, from March 31, 2020 to May 28, 2020, while the Company continued to make incremental progress on its development programs, the Company did not achieve any significant scientific, financing or other milestones during that time period that would have materially increased the Company’s equity value.

The determination of the fair value of the Company’s common stock of $0.37 as of March 31, 2020 was prepared using the hybrid method. The hybrid method is a probability weighted expected return method, or PWERM, where the equity value in one of the scenarios is determined using an OPM. In the hybrid method used by the Company, the Company backsolved to the Series A-2 Convertible Preferred Stock value in two scenarios: an up scenario in which the IND milestone was achieved (60%) and a down scenario in which the IND milestone was not achieved (40%), updated from the May 31, 2019 valuation for the passage of time and updated milestone timing. The Company also estimated an equity value for the Company in an IPO scenario. The equity value for the IPO scenario was determined using the guideline public company method, which includes comparisons to 21 publicly traded companies in the Company’s industry that recently completed initial public offerings. The Company allocated the equity value to the various classes of securities using a hybrid method, with the IPO scenario modeled on a discrete as-converted basis and the non-IPO scenarios modeled using an OPM. For the OPM, the Company based its assumed volatility factor of approximately 70% on the historical trading volatility of the Company’s publicly traded peer companies. A discount for lack of marketability was then applied to the common stock to account for the lack of access to an available public market.

As noted above, the May 31, 2019 valuation was prepared using the backsolve method to calculate the total equity value and OPM to allocate the total equity value, whereas the March 31, 2020 valuation price used a hybrid method that incorporated multiple scenarios, not all of which allocated value to the Company’s stockholders on a fully diluted, as-converted to common stock basis. The increase in valuation from $0.27 per share as of May 31, 2019 to $0.37 per share as of March 31, 2020 is primarily attributable to incorporating the liquidity scenario. In addition, the March 31, 2020 valuation reflects a pre-IND meeting with the FDA and an IPO organizational meeting as noted above.

Comparison of March 31, 2020 Valuation and Preliminary Midpoint Price

The Preliminary Midpoint Price is $2.01 per share. The difference between the March 31, 2020 valuation price of the Company’s common stock of $0.37 per share and the Preliminary Midpoint Price is primarily attributable to the following factors:

•	Overall feedback from potential investors following the “testing the waters” meetings that began in late May 2020 and continued through June 2020.

•

A 100% probability that the Company acquires from a strategic seller patent rights and other assets in exchange for the Company’s issuance of shares of Series A-2 Convertible Preferred Stock as consideration.

•

The issuance and sale by the Company in June 2020 of 23,566,431 shares of Series A-2 Convertible Preferred Stock for net proceeds of $33.7 million following a waiver of the achievement of the milestone (relating to the Company’s anticipated IND filing for its product candidate INZ-701) that was otherwise required to trigger this closing.

•

The current lack of liquidity for the Company’s common stock and assumption of a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold in an acquisition transaction.

•

The incorporation of multiple scenarios in the March 31, 2020 valuation price, not all of which allocate value to the Company’s stockholders on a fully diluted, as-converted to common stock basis. The Preliminary Midpoint Price assumes with 100% probability that the Company completes an IPO, in connection with which all of the Company’s convertible preferred stock will be converted into common stock. This factor is significant because the holders of the Company’s convertible preferred stock currently enjoy substantial economic rights and preferences over the holders of the Company’s common stock, including (i) the right to receive dividends prior to any dividends declared or paid on any shares of the Company’s common stock and (ii) liquidation payments in preference to holders of the Company’s common stock. The Preliminary Midpoint Price assumes the conversion of all of the Company’s convertible preferred stock upon the completion of its IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such convertible preferred stock results in a higher valuation. If the Company had applied a weighting of 100% to the IPO scenario in the March 31, 2020 valuation, the fair value of the Company’s common stock would have been $1.62 per share (before giving effect to the time value of money or discount for lack of marketability).

•

The utilization of a quantitative methodology to determine the estimated fair value of the Company’s common stock in the valuation report prepared by management and the Company’s third-party valuation specialist in determining the March 31, 2020 valuation price, which may differ from the more qualitative and subjective methodologies used by some public market investors to determine the price that they are willing to pay in the IPO. The quantitative methods used in the valuation report are both commonly accepted and applied in the valuation community and are consistent with the methods and guidance in the Practice Aid.

•

The assumption of some level of risk related to the timely submission of the IND and subsequent approval thereof as part of the valuation report prepared by management and the Company’s third-party valuation specialist in determining the March 31, 2020 valuation price. This level of risk has decreased over time as milestones in the IND submission process have been achieved, and correspondingly, has been reflected, to some degree, in the increasing valuations reflected in the Preliminary Price Range.

•

The Preliminary Price Range represents a future price for shares of the Company’s common stock that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the estimated fair value of the Company’s common stock as of March 31, 2020, represents a contemporaneous estimate of the fair value of shares that were then illiquid, might never become liquid and, even if an IPO were successfully completed, would remain illiquid at least until the expiration of the 180-day lockup period following the IPO.

•

The proceeds of a successful IPO would substantially strengthen the Company’s balance sheet by increasing its cash and cash equivalents. Additionally, the completion of the IPO would provide the Company with access to the public company debt and equity markets and potentially a lower cost of capital with reduced borrowing costs following the IPO, and is expected to increase the attractiveness of the Company’s equity as a currency to compensate employees and participate in other strategic transactions. These projected improvements in the Company’s financial position influenced the Preliminary Price Range.

•

The price that investors are willing to pay in the IPO, for which the Preliminary Price Range is intended to serve as an estimate, may take into account other factors that have not been expressly considered in prior valuations of the Company’s common stock, but are significant to investors in their own subjective assessment of the Company, and thus may not be objectively determinable or quantifiable under the above-described valuation models.

•

In the public markets, the Company believes there are investors who may apply more qualitative valuation criteria to certain of the Company’s assets than the above-described valuation methods applied in the historical valuations of the Company’s common stock.

In conclusion, the Company respectfully submits that the difference between the March 31, 2020 valuation and the Preliminary Midpoint Price is reasonable. In addition, the Company has not used the March 31, 2020 valuation for the grant of any stock options or other equity awards after May 28, 2020. The Company publicly filed the Registration Statement for its IPO on July 2, 2020.

EXHIBIT B

Common Stock Valuation Methodologies

Our contemporaneous common stock valuations were prepared in accordance with the guidelines in the Practice Aid, which prescribes several valuation approaches for determining the value of an enterprise, such as the cost, market and income approaches, and various methodologies for allocating the value of an enterprise to its capital structure and specifically the common stock.

Our common stock valuations through May 31, 2019 were prepared using the backsolve method to calculate the total equity value and the option-pricing method, or OPM, to allocate the total equity value. The backsolve method derives the implied equity value for one type of equity security from a contemporaneous transaction involving another type of security. Our common stock valuation as of March 31, 2020 was prepared using the hybrid method as described below.

Option-Pricing Method (OPM). The OPM treats each class of common stock and convertible preferred stock as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the common stock has value only if the funds available for distribution to stockholders exceed the value of the convertible preferred stock liquidation preferences at the time of a liquidity event, such as a strategic sale, merger or IPO. The common stock is modeled as a call option on the underlying equity value at a predetermined exercise price. In the model, the exercise price is based on a comparison with the total equity value rather than, as in the case of a regular call option, a comparison with a per share stock price. Thus, common stock is considered to be a call option with a claim on the enterprise at an exercise price equal to the remaining value immediately after the convertible preferred stock liquidation preference is paid.

The OPM uses the Black-Scholes option-pricing model to price the call options. This model defines the securities’ fair values as functions of the current fair value of a company and uses assumptions, such as the anticipated timing of a potential liquidity event and the estimated volatility of the equity securities. The aggregate value of the common stock derived from the OPM is then divided by the number of shares of common stock outstanding to arrive at the per share value.

We used the OPM backsolve approach to estimate enterprise value under the OPM. The OPM backsolve approach uses the OPM to calculate the implied equity value based on recent sales of our securities. For the OPM, we based our assumed volatility factor on the historical trading volatility of our publicly traded peer companies. At each valuation date, we determined the appropriate volatility to be used, considering such factors as our expected time to a liquidity event and our stage of development.

To derive the fair value of our common stock using the OPM, we calculated the proceeds to the common stockholders based on the preferences and priorities of the convertible preferred and common stock. We then applied a discount for lack of marketability to the common stock to account for the lack of access to an active public market.

Probability-Weighted Expected Return Method (PWERM). The probability weighted expected return method, or PWERM, is a scenario-based methodology that estimates the fair value of common stock-based upon an analysis of future values for us, assuming various outcomes. The common stock value is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available as well as the rights of each class of stock. The future value of the common stock under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the common stock. A discount for lack of marketability is then applied to the common stock to account for the lack of access to an active public market.

Hybrid Method. The hybrid method is a PWERM where the equity value in one of the scenarios is calculated using an OPM. In the hybrid method used by us, we considered two types of future-event scenarios: an IPO and an unspecified liquidity event. The equity value for the IPO scenario was determined using the guideline public company method, or GPC, which includes comparisons to publicly traded companies in our industry that recently completed IPOs. The equity value for the unspecified liquidity event scenario was determined using a backsolve method. The relative probability of each type of future-event scenario was determined based on an analysis of market conditions at the time, including then-current IPO valuations of similarly situated companies, and our expectations as to the timing and likely prospects of the future-event scenarios. A discount for lack of marketability is then applied to the common stock to account for the lack of access to an active public market.

To derive the fair value of the common stock for each scenario using the hybrid method, we calculated the proceeds to the common stockholders based on the preferences and priorities of the convertible preferred and common stock. We then applied a discount for lack of marketability to the common stock to account for the lack of access to an active public market.

EXHIBIT C

We performed contemporaneous valuations, with the assistance of a third-party valuation specialist, as of April 30, 2017, December 31, 2017, November 30, 2018, May 31, 2019 and March 31, 2020, which resulted in valuations of our common stock of $0.13, $0.16, $0.25, $0.27 and $0.37 per share, respectively. In conducting each valuation, we considered all objective and subjective factors that we believed to be relevant, including our best estimate of our business condition, prospects and operating performance at each valuation date.

The following table presents the grant dates, number of underlying shares of common stock and the per share exercise prices of stock options granted between January 1, 2017 and the date hereof, along with the fair value per share utilized to calculate stock-based compensation expense:

Grant Date	Type of Award	Number of Common Shares	Per Share Exercise Price of Award(1)	Per Share Fair Value of Common Stock on Grant Date(2)		Per Share Estimated Fair Value of Award(3)
June 28, 2017	Option	3,507,480	$0.13	$0.13		$0.11
September 7, 2017	Option	1,162,500	$0.13	$0.13		$0.10
January 8, 2018	Option	654,620	$0.13	$0.16	(4)	$0.16
April 15, 2018	Option	325,000	$0.13	$0.16	(4)	$0.16
December 13, 2018	Option	497,500	$0.25	$0.25		$0.18
March 7, 2019	Option	61,250	$0.25	$0.25		$0.19
June 20, 2019	Option	5,035,050	$0.27	$0.27		$0.20
September 20, 2019	Option	565,000	$0.27	$0.27		$0.20
September 26, 2019	Option	1,200,000	$0.27	$0.27		$0.20
December 12, 2019	Option	680,000	$0.27	$0.27		$0.20
April 23, 2020	Option	3,683,061	$0.37	$0.37		$0.30
May 28, 2020	Option	862,000	$0.37	$0.37		$0.30

(1)

The Per Share Exercise Price of Award represents the fair value of our common stock on the date of grant, as determined by our board of directors, after taking into account our most recently available contemporaneous valuations of our common stock as well as additional factors that may have changed since the date of such contemporaneous valuations through the date of grant.

(2)

The Per Share Fair Value of Common Stock on Grant Date is based upon a third-party valuation analysis and represents what we believed was the fair value of our common stock on the respective grant dates. Valuations were performed as of April 30, 2017, December 31, 2017, November 30, 2018, May 31, 2019 and March 31, 2020.

(3)	The Per Share Estimated Fair Value of Award reflects the fair value of options as estimated at the date of grant using the Black-Scholes option-pricing model.
(4)

At the time of the option grants on January 8, 2018 and April 15, 2018, our board of directors determined that the fair value of our common stock of $0.13 per share calculated in the contemporaneous valuation as of April 30, 2017 reasonably reflected the per share fair value of our common stock as of the grant date. However, as described below, the fair value of our common stock at the date of these grants was adjusted to $0.16 per share in connection with a retrospective fair value assessment for accounting purposes.